UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 20, 2005**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast	
Minneapolis, Minnesota	**55413**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition

On April 20, 2005, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the quarter ended April 1, 2005. A copy of this press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits

(c)   Exhibits

99.1 Press Release dated April 20, 2005.

<u>Signature</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: April 21, 2005   By:_____

Robert M. Mattison
Its: Vice President, General Counsel and Secretary

Exhibit 99.1

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG



News Release

FOR IMMEDIATE RELEASE:
April 20, 2005

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO REPORTS RECORD FIRST QUARTER RESULTS
SALES INCREASE 27 PERCENT
STRONG UNDERLYING GROWTH CONTINUES IN ALL SEGMENTS AND REGIONS

MINNEAPOLIS, MN (April 20, 2005) - Graco Inc. (NYSE: GGG) today announced first quarter net earnings of $27.0 million on net sales of $170.9 million – increases over the prior year of 21 percent and 27 percent, respectively. Diluted net earnings per share were $0.38 versus $0.32 last year, a 19 percent increase. Without acquisitions, sales were up 16 percent.

First quarter results include $15 million of sales from the previously announced acquisitions of Liquid Control and Gusmer. While the impact of adjusting inventory upward to its fair market value prevented these companies from contributing to net earnings in the first quarter, they did contribute to cash flow and it is anticipated that they will begin contributing to net earnings in the second half of the year.

The acquisitions have been accounted for as purchases under U.S. Generally Accepted Accounting Principles (GAAP). In the first quarter, gross profits were reduced by $3 million as the result of adjusting inventory upward from its cost to fair market value in accordance with GAAP. It is expected that gross profits will be reduced by a similar amount in the second quarter with no additional amounts thereafter. In addition, first quarter results include non-cash costs of approximately $1 million from the amortization of intangible assets. The twelve-month recurring non-cash expense associated with amortization of intangible assets from these acquisitions is expected to be approximately $4 million.

In the first quarter of 2005, sales in the Industrial/Automotive Equipment Division were $87.9 million, up 39 percent versus the same period last year. Without acquisitions, sales were 15 percent higher. Double-digit sales increases were experienced in all three regions and demand remained strong in each of the major product categories (finishing, process, protective coatings and sealants and adhesives). In Europe, sales were up 28 percent versus last year and were 15 percent higher without the impact of acquisitions. Similar results were seen in the Americas and Asia Pacific, where sales were up 54 and 22 percent, respectively. Without acquisitions, sales in the Americas and Asia were up 17 and 11 percent, respectively. Business remained at record levels heading into the second quarter with no apparent signs of weakness.

When compared to the first quarter of 2004, worldwide Contractor Equipment Division sales of $67.8 million increased 15 percent. In the Americas, double-digit sales increases were experienced in both the professional paint store channel and home center channel. In the professional paint channel, sales were particularly strong in the Southeastern and Southwestern regions of the United States, where construction activity is robust. Larger sprayers that are typically used on commercial jobs and entry-level professional units were particularly strong in the first quarter. Sales improved in the home center channel, driven by a combination of strength in the Southeastern and Southwestern regions of the United States, as well as the rollout of texture sprayers in over 600 new stores. In Europe, sales were up 27 percent as growth was experienced in virtually all regions including Germany, which has been weak for an extended period of time. Graco continues to focus on converting end users to airless spray, leveraging new products and gaining market share throughout Europe and Asia Pacific.

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First quarter sales for the Lubrication Equipment Division were $15.3 million, up 20 percent from last year. Sales were strong in most product categories. A combination of enhanced pricing, new product introductions and strong car dealership activity led to the higher sales this quarter.

Sales continued to be strong in Graco's three regions which were all higher than last year's record first quarter. In the Americas, first quarter sales increased 28 percent to $114.0 million. Without acquisitions, sales were 16 percent higher. Double-digit volume increases were experienced in all three business segments during the first quarter. In Europe, net sales of $35.7 million were 28 percent higher than the first quarter of 2004. Sales without acquisitions and favorable exchange rates increased 14 percent. All three business segments experienced double-digit volume growth in Europe in the first quarter. In Asia Pacific, net sales of $21.2 million were 19 percent higher than the first quarter of 2004, and sales measured without acquisitions and favorable exchange rates increased 8 percent.

Graco's gross profit margin, expressed as a percentage of sales, was 50.2 percent for the quarter versus 54.4 percent for the same period last year. Approximately 300 basis points of this decline was the result of acquisitions, including the aforementioned inventory cost and the impact of the lower gross profit margins of the acquired businesses. It is anticipated that the gross profits of the acquired businesses will improve in the second half of this year. In addition to the impact of acquisitions, the remaining difference in gross margin from last year was the result of several factors, including the mixture of products sold in the Contractor Equipment and Industrial/Automotive Equipment segments and slightly higher manufacturing costs. Inventory increased in the first quarter as the result of the acquisitions and higher stocking levels to meet increased demand. Inventories of the acquired companies contributed approximately $17 million of the increase.

Graco's operating profit margin, expressed as a percentage of sales, was 24.1 percent for the first quarter versus 24.8 percent last year. Lower operating expenses, expressed as a percentage of net sales, helped to substantially offset the decline in gross profit margin experienced in the first quarter. Despite higher expenses associated with the acquisitions, operating expenses were 26.1 percent of net sales versus 29.6 percent in the same period last year.

"We are pleased to report record first quarter results," said President and Chief Executive Officer David A. Roberts. "This represents our twelfth consecutive quarter of sales growth and it's the seventh consecutive quarter where all three divisions have reported higher sales when compared to the same periods in the prior year. These results were in line with our expectations and are very strong both with and without the impact of the acquisitions. We are especially pleased to report double-digit volume gains (excluding currency translation and acquisitions) in all three divisions this quarter. Industrial/Automotive sales remained strong with growth in all three geographic regions and across all of the major product categories. While our vision is limited due to the short cycle nature of this business, the sales tempo experienced throughout the quarter was very good and we continue to expect growth this year. Similarly, our Contractor segment remains robust, driven by a combination of new products, a favorable U.S. housing and construction market and growth from our channel expansion efforts. In Lubrication, sales were very good and we are excited about the prospects for continued growth, especially with the re-introduction of our Matrix™ fluid management system. Finally, our newly acquired businesses contributed both sales and cash flow in the first quarter. We expect that these businesses will also begin to contribute to our net earnings in the second half of this year. We have identified several opportunities to improve the profitability of these companies and are encouraged with the dedication and skills of the employees and management."

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Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders, which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Exhibit 99 to the Company's Annual Report on Form 10-K for fiscal year 2004 for a more comprehensive discussion of these and other risk factors. Investors should realize that factors other than those identified above and in Exhibit 99 might prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

Conference Call

A conference call for analysts and institutional investors will be held Thursday, April 21, 2005 at 11:00 a.m. EDT to discuss Graco's first quarter results. Graco management will host the call.

A real-time, listen-only Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 1:00 p.m. EDT on April 21, 2005, by dialing 800.405.2236, Conference ID# 11028325, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3000, with the same passcode. The replay by telephone will be available through April 24, 2005.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

GRACO INC. AND SUBSIDIARIES
Consolidated Statement of Earnings

	First Quarter (13 weeks) Ended	
(In thousands, except per share amounts)	April 1, 2005	March 26, 2004
Net Sales	$170,944	$134,982
Cost of products sold	85,078	61,578
Gross Profit	85,866	73,404
Product development	6,244	5,122
Selling, marketing and distribution	26,407	24,397
General and administrative	12,048	10,443
Operating Earnings	41,167	33,442
Interest expense	339	171
Other expense (income), net	189	(56)
Earnings before Income Taxes	40,639	33,327
Income taxes	13,600	11,000
Net Earnings	$ 27,039	$ 22,327
Net Earnings per Common Share		
Basic	$ 0.39	$ 0.32
Diluted	$ 0.38	$ 0.32
Weighted Average Number of Shares		
Basic	69,074	69,082
Diluted	70,274	70,242

All figures are subject to audit and adjustment at the end of the fiscal year.

GRACO INC. AND SUBSIDIARIES
Segment Information

	First Quarter (13 weeks) Ended	
(In thousands)	April 1, 2005	March 26, 2004
Net Sales		
Industrial / Automotive	$ 87,869	$ 63,251
Contractor	67,780	58,975
Lubrication	15,295	12,756
Consolidated	$170,944	$134,982
Operating Earnings		
Industrial / Automotive	$ 21,964	$ 20,265
Contractor	15,086	11,925
Lubrication	4,199	3,002
Unallocated Corporate Expense	(82)	(1,750)
Consolidated	$ 41,167	$ 33,442

Segment operating earnings for 2004 have been restated to conform to 2005, which includes amortization of intangibles formerly classified as unallocated corporate expense. All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(In thousands)	April 1, 2005	Dec.31, 2004
ASSETS		
Current Assets		
Cash and cash equivalents	$ 12,321	$ 60,554
Accounts receivable, less allowances of		
$6,000 and $5,600	121,160	109,080
Inventories	63,168	40,219
Deferred income taxes	15,992	15,631
Other current assets	2,077	1,742
Total current assets	214,718	227,226
Property, Plant and Equipment, net	104,442	94,510
Prepaid Pension	28,006	27,556
Goodwill	49,688	9,199
Other Intangible Assets, net	39,771	8,959
Other Assets	4,070	4,264
Total Assets	$440,695	$371,714
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 45,679	$ 6,021
Trade accounts payable	25,848	18,599
Salaries, wages and commissions	12,119	19,804
Dividends payable	8,983	8,990
Other current liabilities	53,155	43,359
Total current liabilities	$145,784	$96,773
Retirement Benefits and Deferred Compensation	33,077	33,092
Deferred Income Taxes	11,014	11,012
Shareholders' Equity		
Common stock	69,178	68,979
Additional paid-in capital	108,483	100,180
Retained earnings	74,276	62,773
Accumulated Comprehensive income (loss) and other	(1,117)	(1,095)
Total shareholders' equity	250,820	230,837
Total Liabilities and Shareholders' Equity	$440,695	$371,714

All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(In thousands)	First Quarter (Thirteen Weeks) Ended	
	April 1, 2005	March 26, 2004
Cash Flows from Operating Activities		
Net Earnings	$ 27,039	$ 22,327
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	5,703	4,602
Deferred income taxes	(766)	(901)
Tax benefit related to stock options exercised	1,000	2,500
Change in:		
Accounts receivable	(3,107)	(1,550)
Inventories	(2,329)	(3,949)
Trade accounts payable	1,824	3,717
Salaries, wages and commissions	(9,472)	(4,911)
Retirement benefits and deferred compensation	(86)	(424)
Other accrued liabilities	6,182	6,361
Other	(186)	83
Net Cash from Operating Activities	25,802	27,855
Cash Flows from Investing Activities		
Property, plant and equipment additions	(3,735)	(3,838)
Proceeds from sale of property, plant and equipment	32	14
Capitalized software additions	—	(785)
Acquisition of business, net of cash acquired	(102,534)	—
Net cash used in investing activities	(106,237)	(4,609)
Cash Flows from Financing Activities		
Borrowings on notes payable and lines of credit	45,816	7,592
Payments on notes payable and lines of credit	(6,062)	(2,123)
Common stock issued	7,946	8,652
Common stock retired	(7,017)	(15,202)
Cash dividends paid	(8,969)	(110,590)
Net cash used in financing activities	31,714	(111,671)
Effect of exchange rate changes on cash	488	(5)
Net increase in cash and cash equivalents	(48,233)	(88,430)
Cash and cash equivalents		
Beginning of year	60,554	112,118
End of period	$ 12,321	$ 23,688

All figures are subject to audit and adjustment at the end of the fiscal year.

# # #



April 21, 2005

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is a Form 8-K for Graco Inc. furnished in connection with its Earnings Release of April 20, 2005.

Very truly yours,

Robert M. Mattison
Vice President, General Counsel
and Secretary

RMM:nas

Enclosures

GRACO INC. | P.O. Box 1441 | Minneapolis, Minnesota 55440-1441 | 612-623-6000